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                             November 14, 2022

       Xiao Jun Kong
       Chief Executive Officer, Chief Financial Officer
       China Foods Holdings Ltd.
       Room 2301A China Resources Building
       26 Harbour Road
       Wanchai, Hong Kong

                                                        Re: China Foods
Holdings Ltd.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Form 10-Q for the
Three Months Ended March 31, 2022
                                                            Response dated
October 13, 2022
                                                            File No. 001-32522

       Dear Xiao Jun Kong:

              We have reviewed your October 13, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 25, 2022 letter.

       Correspondence Filed October 13, 2022

       Form 10-K for the Year Ended December 31, 2021
       Item 1. Business, page 3

   1. We note you did not respond to our prior comment 1; therefore, we reissue in full. Please amend this section to
provide all information required by Item 101(h) of Regulation S-K.
   2. We note your response to prior comment 3 and your proposed disclosure regarding the legal and operational
risks associated with being based in or having the majority of the company's operations in
China. Please revise your proposed disclosure further to
                                                        explicitly note how
recent statements and regulatory actions by China's government have
 Xiao Jun Kong
FirstName LastNameXiao
China Foods Holdings Ltd.Jun Kong
Comapany 14,
November  NameChina
              2022    Foods Holdings Ltd.
November
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FirstName LastName
         or may impact the company's ability to accept foreign investments or list on a U.S. or other foreign exchange.
3. We note you did not respond to our prior comment 4; therefore, we reissue in full. Please prominently disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies
         Accountable Act ("HFCAA") and related regulations will affect your company.
         Additionally, please disclose prominently that you have been included on the
         Commission's conclusive list of issuers identified under the HFCAA as having retained a registered public accounting firm to issue an audit report where the firm has a branch or office that: (1) is located in a foreign jurisdiction and (2) the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction.
4. We note you did not respond to our prior comment 6; therefore, we reissue in full. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
Item 9A. Controls & Procedures, page 44

5. We reference our prior comment 8. We note that you concluded that due to the small size of the company and lack of segregation of duties your disclosure controls and procedures as of the end of the period covered by this report were not effective. However, your management concluded that, as of December 31, 2021, your internal control over financial reporting (ICFR) was effective. Please explain to us how you reached the conclusion that your ICFR was effective despite the lack of segregation of duties and the fact that you determined that your disclosure controls and procedures were not effective. Please clarify whether you identified any material weaknesses in your ICFR. Refer to the requirements of Item 308(a) of Regulation S-K.
Executive Compensation, page 48

6. We note you did not respond to our prior comment 9; therefore, we reissue in full. We note that your disclosure both here and in your previous filings that Kong Xiao Jun was paid no compensation for his roles as CEO, CFO and director for the years 2018, 2019,
         2020 and 2021. Please disclose other positions held by your CEO outside of the company
 Xiao Jun Kong
FirstName LastNameXiao
China Foods Holdings Ltd.Jun Kong
Comapany 14,
November  NameChina
              2022    Foods Holdings Ltd.
November
Page 3    14, 2022 Page 3
FirstName LastName
         and how much time he dedicates to such roles, as applicable. Please indicate whether such companies are competitors of the company and whether such roles present conflicts of interest in relation to his role as CEO, CFO and director of the company.
Exhibits

7. We note you did not respond to our prior comment 10; therefore, we reissue in full. Please file all exhibits required by Item 601 of Regulation S-K with your amended 10-K.
General

8. We note your response to prior comment 11 and your revised disclosure regarding the risks associated with the Chinese legal system. Please revise your disclosure further to discuss the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
9. We note you did not respond to our prior comment 12; therefore, we reissue in full. Please revise your disclosure to state that trading in your securities may be prohibited under the
         Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. In addition, please disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would
         decrease the number of    non-inspection years    from three years to
two years, and thus,
         would reduce the time before your securities may be prohibited from trading or delisted.
         Update your disclosure to reflect that the Commission adopted rules to implement the
         HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
         Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
Form 10-Q for the Three Months Ended March 31, 2022

Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 9

10. We reference our prior comment 15. It appears from your disclosure that 100% of your sales for the three months ended March 31, 2021 were returned. As previously requested please revise to disclose the reason for the significant returns and how these are reflected in your financial statements. In addition, explain to us why revenue was recognized for
 Xiao Jun Kong
China Foods Holdings Ltd.
November 14, 2022
Page 4
       these sales and how these returns impact your revenue recognition policy. Your revenue recognition accounting policy should also be revised to address returns.
11. We reference our prior comment 16. Please reconcile the disclosure on page 13 that indicates the $167,643 relates to consultancy service fee income with the disclosure in the table in Note 3 on page 14 that this represents the sale of wine products. These tables should be revised to indicate the correct periods (i.e., three months rather than year ended). Your revenue recognition policy should also clearly indicate whether this revenue is from the sale of products or services and is recognized on a gross or net basis. Refer to
       ASC 606-10-55-36.
Item 2. Managements Discussion and Analysis or Plan of Operations
Results of Operations Revenue, page 20

12. We reference our prior comment 17. Please revise to explain the specific reason for the significant drop in sales in the PRC. This should also be addressed in the Form 10-Q for the quarterly period ended June 30, 2022.
Item 6. Exhibit 31.1, page 23

13.    We reference our prior comment 18. The certification filed as Exhibits
31.1 is not in the
       proper form. Please revise the language related to internal control over financial reporting in an amendment to comply with the guidance set forth in Item 601(b)(31) of Regulation
       S-K. This should also be addressed in the Form 10-Q for the quarterly period ended June
       30, 2022.
        You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at (202) 551-7836 or Laura Crotty at (202)
551-7614 with any other questions.



                                                             Sincerely,
FirstName LastNameXiao Jun Kong
                                                             Division of
Corporation Finance
Comapany NameChina Foods Holdings Ltd.
                                                             Office of Life
Sciences
November 14, 2022 Page 4
cc:       Conn Flanigan
FirstName LastName